Exhibit 1

EuroDry Ltd. Announces Annual Meeting of Shareholders

Athens, Greece – June 23, 2026 - EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that its Board of Directors has called an annual meeting of the shareholders (“Annual Meeting”) to be held on July 23, 2026, at 11:30 a.m. at the offices of Seward & Kissel LLP, located at 1901 L Street, NW, Suite 700, Washington, DC 20036.

Shareholders of record at the close of business on June 16, 2026, are entitled to receive notice of, and to vote at, the Annual Meeting, or any adjournments or postponements thereof. The Company’s Proxy Statement, annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), and certain other related materials may be found on the Company’s website at http://eurodry.agmdocuments.com/agm2026.html.

Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 766,420 dwt. After the delivery of two Ultramax vessels in 2027 and the delivery of the two Kamsarmax vessels in 2028, the Company’s fleet will consist of 15 vessels with a total carrying capacity of 1,050,420 dwt.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com